Filed by Paine Webber Group Inc.

                         Pursuant to Rule 425 under the Securities Act of 1933
                         -----------------------------------------------------

                                      Subject Company: Paine Webber Group Inc.
                                                    Commission File No. 1-7367
                                                              October 16, 2000



     As in most presentations, all the following discussions today contain forward-looking statements, and our actual results may differ materially from those discussed here. Additional information concerning factors that could cause such a difference can be found in our most recent quarterly reports and other publicly disclosed financial reports. Any forward-looking statements made with regard to PaineWebber in these presentations are subject to the successful completion of the merger.

     This communication is not a solicitation of a proxy from any security holder of Paine Webber Group, Inc. UBS and PaineWebber have filed with the Securities and Exchange Commission a proxy statement/prospectus mailed to PaineWebber security holders and other relevant documents concerning the planned merger of PaineWebber into a subsidiary of UBS. WE URGE INVESTORS IN PAINEWEBBER TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

                                                                               1
        PaineWebber

        Strategy Seminar Presentation
        October 16, 2000

        Joseph J. Grano, Jr.

        President,
        PaineWebber Incorporated

        Why PaineWebber?
--------------------------------------------------------------------------------
        PaineWebber is widely recognized as one of the leading financial services powerhouses in the U.S. wealth management market.

        o       Power of the brand

        o       Focus on largest and fastest growing market of investors

        o       Unique approach and process for serving the affluent segment

        o Aggressive use of technology to leverage relationships between clients and advisors

        o History of successful execution in penetrating our target markets

        A Growth Firm in a Growth Industry
--------------------------------------------------------------------------------
        Over the past 10 years, PaineWebber has more than doubled its market share in what continues to be the world's fastest growing financial market.

                U.S. Household                          PaineWebber
            Financial Assets ($ Trillions)          Client Assets ($ Billions)

        - Liquid Financial Assets(1)
        - All Other
                        CAGR: 10%                               CAGR: 22%
                        ---------                               ---------

                        $35                                     $484

                 $22          [GRAPHIC OMITTED]         $216
        $14
                                                $74

        1990    1995    2Q00                    1990    1995    2Q00


        PaineWebber's Market Share:             1990    1995    2Q00
        ---------------------------             ----    ----    ----

        Of Total H/H Financial Assets           0.5%    1.0%    1.4%
        Of Liquid Financial Assets(1)           0.9%    1.8%    2.5%

        (1) Excludes discretionary pension assets, defined benefit plan assets, life insurance reserves, and equity in non-corporate businesses.
        Source: Federal Reserve

        U.S. Target Market (Trillions)
--------------------------------------------------------------------------------
        PaineWebber's marketing strategy is uniquely focused on the core affluent market - the segment with the largest, fastest growing pool of investable assets.

        $19.2 Investable Assets                 $31.6 Investable Assets


          [GRAPHIC OMITTED]                       [GRAPHIC OMITTED]


          Affluent $14.6                          Affluent $27.6

            Core                                     Core
          Affluent                                 Affluent
            $12.5              Core Affluent         $24.6
                                CAGR = 18%


        1999                                     2003


        Core   7% of households                 Core    11% of households
    Affluent = 65% of investable assets      Affluent = 78% of investable assets


        Note: Affluent: Households with $100,000 income and/or $500,000 in net worth
        Core Affluent:  Households with $500,000+ in investable assets
        Source:  Spectrem Group/PSI, Federal Reserve

        Trillion Dollar Opportunities
--------------------------------------------------------------------------------
        PaineWebber is uniquely positioned to capitalize on the demographic trends that will continue to influence the flow of investable assets into the wealth sector.

        Projected Value of Bequests             Estimated Dollars in 401(k)
        Received by U.S. Baby Boomers           Plans to be Rolled Over or
                                                Cashed Out
               ($ Billions)                            ($ Billions)

        Cumulative Opportunity = $3.8           Cumulative Opportunity = $1.5
        Trillion                                Trillion


                            $246                                            $118


            [CHART OMITTED]                            [CHART OMITTED]



$92
                                                $34

1995   2000   2005   2010   2015                2000   2005   2010   2015   2020

Source:  Avery & Rendall, Cornell Dept.         Source:  VIP Forum estimates
         of Consumer Economics & Housing;                for retirees
         VIP Forum Baby Boomers include                  Adjusted for inflation
         those born in the US between 1946
         and 1964 inheritances discounted
         two percent for inflation and
         adjusted for estate taxes

        Strong Momentum
--------------------------------------------------------------------------------
        Our principal strategy has been one of asset gathering, enabling us to grow the size of our franchise while broadening relationships with our clients.

                           Key Strategic Drivers
                           ---------------------

        Client Assets ($ Billions)              Fee-Based Assets ($ Billions)
   CAGR: 19%                                  CAGR: 23%

        [CHART OMITTED]                         [CHART OMITTED]

                              $480                                         $209
                        $423                                          $169
                  $352                                          $132
            $297                                          $108
      $245                                          $89

$216                                          $78

1995  1996  1997  1998  1999  3Q00            1995  1996  1997  1998  1999  3Q00



        Wrap Fee Assets ($ Billions)            RMA Accounts(1) (Thousands)
       CAGR: 43%                               CAGR: 21%

        [CHART OMITTED]                         [CHART OMITTED]

                              $6                                            770
                        $47                                           625
                  $31                                           502
            $21                                           423
      $15                                            361
$11                                            315
1995  1996  1997  1998  1999  3Q00            1995  1996  1997  1998  1999  3Q00


        (1) PaineWebber's central asset account for clients

        Building a Stable Revenue Stream
--------------------------------------------------------------------------------
        In offering PaineWebber clients the choice of a variety of attractive fee-based products and pricing alternatives, we continue to grow recurring fee income, resulting in more predictable revenue flows and reduction in the volatility of earnings.


                Recurring Fees ($ Millions)     Recurring Fees and Net Margin
                                                        Interest as a Percent
                                                        of Fixed Expenses(1)
        CAGR: 26%

                [CHART OMITTED]                         [CHART OMITTED]

                                                                           110%
                                 $1,477                               99%
                            $1,148                              91%
                       $921                               78%
                  $700                              69%
            $571                               62%
      $498


      1995  1996  1997 1998 1999 3Q00         1995  1996  1997  1998  1999  3Q00

      *YTD Annualized

      (1) Includes salary, payroll-related, communications, occupancy, computer-related and amortization and depreciation

        Strong Momentum
--------------------------------------------------------------------------------
        PaineWebber has produced record earnings in four of the last five years and seven of the last nine years, indicative of a growth firm in a growth industry.

                            Key Financial Results(1)
                          ----------------------------

        Net Revenue ($ Millions)                Pre-Tax Earnings ($ Millions)(2)

        CAGR: 12%(3)                            CAGR: 33%(3)

                [CHART OMITTED]                         [CHART OMITTED]


                               $5,290
                          $4,405     $4,451                         $1,035
                    $4,112
              $3,735                                           $715      $722
        $3,350                                            $673
                                                     $560
                                               $333

        1995  1996  1997  1998 1999 9 Months   1995 1996 1997 1998 1999 9 Months
                                    2000                                2000




        Return on Common Equity                 Book Value Per Common Share


                [CHART OMITTED]                         [CHART OMITTED]
                                                                        $22.77
              21.9% 22.4%      22.6%                               $20.04
                                    19.6%                     $16.76
                          19.1%                          $13.80
        13.1%                                       $12.19
                                               $10.41

        1995  1996  1997  1998 1999 9 Months   1995 1996 1997 1998 1999 3Q00
                                    2000


        (1) Excludes one-time charges
        (2) Before taxes and minority interest
        (3) Compound annual growth rate (1995-1999)

        A Changing World

        Evolving Trends
--------------------------------------------------------------------------------

        o  U.S. = one half of the world's investable assets

        o  Defined benefit to defined contribution is being embraced by Europe

        o  Multiple listings are spreading to various countries

        o  The Euro, the Dollar and the Yen are the dominant currencies

        o  Consolidation accelerating

           -  UBS Warburg-PaineWebber
           -  CSFB-DLJ
           -  Dresdner-Wasserstein
           -  Chase-JP Morgan

        o  Technology and foreign stocks globalize investors

        o  Asset allocation models shift toward regional diversity

        Financial Market Triad
--------------------------------------------------------------------------------



        [GRAPHIC OMITTED -MAP-]

        Leading Client Base in All Major Wealth Centers
--------------------------------------------------------------------------------
        The combination of UBS and PaineWebber will create the premier global private client distribution and wealth advisor network focused on the high net worth and affluent client segments.


                   Proforma assets by client domicile(1)
                    ----------------------------------

                UBS                             UBS and PaineWebber Combined


          [PIE CHART OMITTED]                     [PIE CHART OMITTED]


                4%                              37%

                                                                  49%
                        27%      ----->


         69%                                        14%


         Europe & rest of World             Switzerland             USA

        NOTE:
        (1)  High net worth and affluent clients only
        SOURCE: UBS Group analysis

        The Top Five Countries Account for 82% of Wealth Households
--------------------------------------------------------------------------------
        UBSW will leverage PaineWebber's success and know-how to further develop a global model for the private client market, as many of the same dynamics that have fueled investment growth in the U.S. have begun to impact the wealth markets in Europe.

              TOTAL EUROPEAN WEALTH BY COUNTRY, 1999 - 2002E
              ----------------------------------------------

                1999                                      2002E
          $14.3 Trillion                             $20.1 Trillion
      43.5 M Affluent Households                 54.4 M Affluent Households


        [PIE CHART OMITTED]                        [PIE CHART OMITTED]

                                      12%
                                      CAGR

             Belgium                               Belgium
            Austria                              Austria
           Sweden      18%                      Sweiden     19%
          Switzerland                          Switzerland           Germany
         Denmark                              Denmark                   26%
       Netherlands                           Netherlands
                                Germany                                      81%
    Spain                         26%              Spain
      7%                                             7%
                                    82%
        Italy                                          Italy             UK
         12%              UK                            12%              21%
                          21%
              France                                           France
                16%                                              15%


Affluent = 73% of Investable Assets        Affluent = 77% of Investable Assets

Note: 1999 data estimated based on 1997 Datamonitor survey and projected 1997-
      2002 growth rate
      Affluent segment defined as having USD 100K or greater in investable assets
Source: Datamonitor estimate 1999 (not yet published)

        European Wealth Management Strategy
--------------------------------------------------------------------------------
        UBSW, together with PaineWebber, is developing a European wealth management strategy.

        o An efficient, proprietary, on-shore advisor-centric distribution model in key European markets

        o Strategic relationships with key intermediaries in European markets to service affluent investors

        o Single technology/operations platform across Europe with fully integrated processing and front-end systems tailored to each country's specific needs

        E-Services Considerations
--------------------------------------------------------------------------------
        Consistent with UBSW's global strategy, e-services will be developed to combine high level technology applications with the involvement of a financial advisor to facilitate a targeted approach to high net worth and affluent investors in Europe.

        o  Single pan-European business

        o  Consistent front-end for clients, client advisors and intermediaries

        o  Single legal entity

        o  Outsource execution, clearing and settlement where appropriate

        o No geographical or legal constraints with the EU on where we place our data or call centers

        o  Build capacity to allow 1-2 acquisitions per year

        Global Private Client Strategy
--------------------------------------------------------------------------------
        UBSW is sensitive to the early mover advantage, but not to the detriment of a well developed, fully tested, high quality e-services offering on the level we require for ourselves and our clients.


                                  Timeline
                                  --------


        11/30/00                12/31/00                6/30/01

           o-------------------------o---------------------o

        o Completion of         o Completion of         o Completion of
          UBSW/PWJ                UBSW/PWJ                integrated Pacific
          Merger                  business integration    Rim strategic plan
                                o Completion of
                                  integrated European
                                  Strategic Plan
                                o Completion of
                                  e-services
                                  repositioning plan

        A Powerful Strategic Fit
--------------------------------------------------------------------------------
        The combination of the two organizations, UBSW and PaineWebber, leverages the considerable global institutional clout of UBSW together with the PaineWebber private client distribution strength to create the pre-eminent globally integrated investment services firm.

        o  The premier global institution serving private clients

        o  Leading institutional client franchise

        o Excellent blend of content and distribution and mutually enhancing businesses

        o Shared business philosophy: commitment to clients' interests and personal service

        o  Growth and high quality earnings

           -  top line revenue growth
           -  quality fee-based revenue stream
           -  strong asset growth

        o  Import/export of content and knowledge

        Leveraging UBSW Content to Enhance Our Offering to Customers
--------------------------------------------------------------------------------
        PaineWebber will be able to leverage UBSW core capabilities to create strong franchise businesses to better serve the core affluent.


                             [GRAPHIC OMITTED]


        Foreign                 Equity Risk management          Banking
       Exchange                    Products for HNW             Products


        Global                                                    ADR
      Securities                                                Common/
                                                                Preferred
                                    Franchise                     Stock
                                    Businesses

        Domestic                                                Domestic
       Preferred                                                 Common
         Stock                                                    Stock


        Convertibles/Equity Linked      Alternative             Municipal
               Investments              Investments             Securities

        The Power of Distribution
--------------------------------------------------------------------------------

Mark B. Sutton

President, Private Client Group

        Private Client Group
--------------------------------------------------------------------------------


                                    Goal
                                    ----

                          To be the premier, most
                            productive, national
                                full-service
                              securities firm
                             serving the wealth
                            management needs of
                            the affluent segment
                           of the private client
                                  market.

        Private Client Group
--------------------------------------------------------------------------------
        PaineWebber's broker-centric model, where the financial advisor is at the forefront of all interaction with the client, is what makes PaineWebber unique, and drives us to provide the highest quality training and support for our financial advisors.

                                                                           8,688
        o  One of the largest distribution
           forces in the U.S. with presence
           in all regions                                             7,576

        o  A company that fosters the success
           of its financial advisors through                     6,951
           a professional environment and a
           relationship with clients
                                                           6,249
         o  Active recruiter of high caliber
            financial advisors targeted to meet      6,095
            the needs of affluent investors

        o   Ongoing professional development at
            all levels of experience                 1996  1997  1998 1999 3Q00

A Leader in Productivity
--------------------------------------------------------------------------------
PaineWebber is among the industry leaders in productivity per financial advisor. This is driven by our focus on an affluent client base, highly trained financial advisors and technology applications that provide maximum support to our professionals and clients.

Assets per Financial Advisor (1)         Productivity per Financial Advisor (1)
($ Millions)                                    ($ Thousands)


$80                                      $600
                               $79                                      $567

$60                                      $450

        $45                                     $375
$40
                                         $300

        1996  1997  1998  1999  3Q00            1996  1997  1998  1999  3Q00


(1)  Excludes trainees and FAs with less than 3 years experience


[GRAPHICS OMITTED]

Payoff on Trainee Investment
--------------------------------------------------------------------------------
PaineWebber believes in financial advisor training at all levels of experience, including an investment in the aggressive recruiting and training of new financial advisors.


Number of Trainees Hired                          1999 Production ($ Thousands)

            1,341

                  1,216                                                  $200

                        1,200
                                                             $120
        652

579                                               $55


1996  1997  1998  1999  2000E                     1998       1997       1996
                                                Trainee    Trainee    Trainee
                                                 Class      Class      Class


[GRAPHICS OMITTED]

Accelerate Asset Growth
--------------------------------------------------------------------------------
Investors vote with their money...PaineWebber continues to attract net new assets from clients.




                       Net New Client Assets per Day
                               ($ millions)


                                                                  $160

                                                 $141

                 $95             $98

$60

1996            1997            1998            1999            9 Months
                                                                  2000


[GRAPHICS OMITTED]

Benefits of Fee-Based Approach
--------------------------------------------------------------------------------
PaineWebber's strategy to derive a higher percentage of fee-based revenues has resulted in an increasing amount of our client relationships transitioning from a transactional nature.




o   Fee-based assets now                        Fee-Based Assets ($ Billions)
    over 40% of client assets
                                                $240
o   Increased stability of                                                         $209
    earnings with reduced                       $180      Total Fee-Based Assets
    reliance on more volatile
    businesses                                  $120                               CAGR: 23%
                                                        $78
o   Enhances relationship                       $ 60          Wrap Fee Assets           $61
    between financial advisor                           $11
    and client                                  $  0                               CAGR: 43%

                                                      1995   1996   1997   1998  1999  3Q00
o   Affluent clients continue to
    embrace fee-based
    products (managed                           Fee-Based Revenues (1) as a Percentage
    accounts, InsightOne,                               of Retail Net Revenues
    PACE, etc.)
                                                40%
                                                                                     36.0%

                                                30%

                                                       23.5%
                                                20%
                                                      1995  1996  1997  1998  1999  3Q00

(1)  Including Net Margin Interest



[GRAPHICS OMITTED]

Fusing of Advisor & Client & Technology
--------------------------------------------------------------------------------
PaineWebber's clients have embraced the PaineWebber EDGE, our state of the art online service, which when combined with our financial advisor, our client and our technology, enables PaineWebber to deliver the value proposition our clients expect.


                               PaineWebber EDGE


        EDGE Client Assets                            EDGE Client Households
           ($ Billions)                                      (Thousands)

CAGR:  151%                                      CAGR: 160%


1997                                            1997
-----                                           ----

1Q      $ 9                                     1Q      11

2Q      $16                                     2Q      20

3Q      $22                                     3Q      28

4Q      $26                                     4Q      35


1998                                            1998
----                                            ----

1Q      $32                                     1Q      43

2Q      $37                                     2Q      51

3Q      $45                                     3Q      59

4Q      $60                                     4Q      71


1999                                            1999
----                                            ----

1Q      $ 74                                    1Q      86

2Q      $ 89                                    2Q      103

3Q      $ 99                                    3Q      124

4Q      $140                                    4Q      176


2000                                            2000
----                                            ----

1Q      $166                                    1Q      208

2Q      $184                                    2Q      249

3Q      $226                                    3Q      312



                 Average Assets Per EDGE Household: $724,000
                 46% of Client Assets are Online Via the EDGE


[GRAPHICS OMITTED]

Leveraging UBSW Content to Enhance Our Offering to Customers



Research                                        Products
--------------------------------------------------------------------------------
o  Over 600 Equity                              o  Structured Products
   Analysts Covering
   4,000 Companies                              o  Foreign Exchange
                                                   Products
o  International Research
   Expertise (UBSW ranked                       o  Liability Vehicles
   4th globally, 3rd in both Europe
   and Asia by Institutional
   Investor)


[GRAPHICS OMITTED]

Merger Benefits for Private Client Group
--------------------------------------------------------------------------------
The ever-increasing sophistication in the wealth management needs of the PaineWebber affluent investor requires a global framework, one that will combine research, creativity in investment products and the highest levels of financial advice. This merger delivers that global scale.


o    Opportunity to leverage UBS Warburg underwriting product flow

o    Distribution of global product and research

o Increased capability to offer specialized credit-enhanced and structured products to affluent clients

o Continued mandate to be leader in developing and deploying technology to enhance client relationships

o    Newly enhanced global hiring platform



[GRAPHICS OMITTED]

Leveraging Technology to Enhance
Client Relationships
--------------------------------------------------------------------

Marten S. Hoekstra

Director of Marketing, Private Client Group


[GRAPHICS OMITTED]

Strategic Marketing Goal
--------------------------------------------------------------------------------
                 Further strengthen the relationship between
               clients and their financial advisors by offering
                                     the
                         best combination of advisors
                    and online services to households with
                         investable assets of $500K+


[GRAPHICS OMITTED]

Affluent Investor Value Chain
--------------------------------------------------------------------------------
PaineWebber understands that the needs and wants of the affluent investor are unique and differ greatly from other investor classes.


                Peace of Mind: the most sought-after end-state


                    Financial Security: the most important
                            psycho-social benefit


                     Smart Investment Decisions: the most
                           important direct benefit



FA Attributes (70%)                         Company Attributes (30%)

Confidence and trust                        Confidence and trust

Someone who understands their goals         Product choices

A long-term relationship                    Customized statements

Someone with their best interests at heart  Strong reputation and financial stability


[GRAPHICS OMITTED]

Financial Advisors Dominate the Investment Services Landscape
--------------------------------------------------------------------------------
Online brokerage assets will represent approximately 10 percent of the total investable assets of U.S. households in 2003, while almost 90% of household assets will be in the hands of financial advisors.


                          U.S. Online Assets by 2003

             $40
                     o Online Brokerage Assets
                     o Total Household Investable Assets
             $30                                                   $31.6

Trillions
             $20                    $19.2


             $10
                                                     $4.0
                     $1.5
             $ 0

                          2000E                              2003E


Sources:  Federal Reserve Household Balance Sheet
          Forrester Research, Piper Jaffray, Jupiter Communications


[GRAPHICS OMITTED]

Key Drivers to Accelerate Business Growth
--------------------------------------------------------------------------------
PaineWebber will drive business growth by focusing on four key levers that will help build our market presence with core affluent investors.



o    Building a differentiated brand image

o    Drive usage of our best-of-breed investment services

o Aggressive application of technology designed to strengthen financial advisor/client relationships

o Leveraging technology to build a comprehensive financial management platform to spur client asset consolidation


[GRAPHICS OMITTED]

                   Most Distinctive & Compelling Attributes
--------------------------------------------------------------------------------
                             Potential Attributes

o  Best Advisors

o  Latest Technology

o  Performance

o  Fee-Based

o  Trusted Company

o  On-line Trading

o  New Products

o  Firm for Affluent

o  Caring and Friendly

o  Value

o  Best Research

o  Reliable

o  Best Training

                                     Most
                                  Compelling
                                  Attributes


o    Financial advisors take the time to understand clients' needs and goals

o Helps you make decisions based on what is right for you - not thousands of generic investors


[GRAPHICS OMITTED]

PaineWebber Brand Positioning
--------------------------------------------------------------------------------
At PaineWebber we understand that the best investment decisions are the ones that are right for you, not thousands of generic investors. We take the time to understand your goals and needs so that you feel confident in the investment decisions you make. This is why PaineWebber clients experience a unique peace of mind when it comes to their financial well-being and are inclined to say...


                           "Thank you PaineWebber"

[GRAPHICS OMITTED]

Meeting the Need for Advice
--------------------------------------------------------------------------------
Core affluent investors are demanding a best-of-breed advice-based offering from their financial providers to help them make the right financial decisions.



      Approximately 70% of core affluent investors* say that an advisor cannot be truly objective unless he/she sells or recommends a wide range of products and services offered by many providers.


                     - 1999 Spectrem/PSI Affluent Survey


                                 As A Result,
                                  Our Focus
                                    Is To
                                   Deliver:

                   Comprehensive Unbiased Investment Advice



* $ 500K - 1MM in investable assets


[GRAPHICS OMITTED]

PaineWebber's Best-of-Breed Investment Services Offering
--------------------------------------------------------------------------------
We are committed to offering a comprehensive array of product and service choices which give PaineWebber clients access to the financial management services best suited to meet their goals.




o    PACE

     -- Mutual fund consulting program providing investor profiling, asset allocation, portfolio selection, variety of investments, and ongoing performance measurement

o    ACCESS

     -- Institutional management of individual accounts through fixed income, balanced, equity, global and international equity portfolios by leading institutional money managers

o    Portfolio Management Program (PMP)

     -- Program in which certified financial advisors manage equity, balanced or fixed income investments on an advisory basis


o    SELECTIONS

     -- Equity management program in which specially trained financial advisors manage portfolios on an advisory basis, using PaineWebber Research "1" and "2" rated stocks

o    InsightOne

     -- A fee-based, non-discretionary account that blends the best products, services and technology with the insight of a personal financial advisor.

o    Non-Proprietary Mutual Fund Sources

     -- Distribution of leading, high quality non-PaineWebber mutual funds on a preferred vendor basis


[GRAPHICS OMITTED]

Marketing Technology Strategy
--------------------------------------------------------------------------------
The seamless integration of online capabilities with the "offline" financial advisor/client relationship deepens and broadens the client experience.




Channel                         Channel                   Distributing
Conflict                        Mixing                    Relationships
                                                            Online


1998                            Feb 1999                   June 1999




    The successful integration of technology and advice provides both the client and the financial advisor with a more personalized and collaborative
                           PaineWebber experience.



[GRAPHICS OMITTED]

New Business Opportunity -- Corporate Employee Services
--------------------------------------------------------------------------------
Value Proposition



    Provide education, along with guidance and advice, to the employees of our corporate clients geared towards helping them navigate through the process of managing and building wealth.

   Enable access to a set of proprietary and non-proprietary online/offline product and service solutions.



                                    Portal

                              Provide access to:
                             benefits information,
                            education, appropriate
                            decision support tools
                               and commensurate
                           executional capabilities

    FA Network                                             eBranch

Provide face-to-face                                    Provide remote advice
advice and guidance for                                and servicing to clients
clients with >= $200K in                                  with < $200K in
investable assets                                        investable assets

                                 Corporations
                                   & their
                                  Employees



[GRAPHICS OMITTED]

Strategic Online Services (EDGE)
--------------------------------------------------------------------------------
PaineWebber is leveraging technology to build a comprehensive financial management platform offering personalized content and services, designed to spur client asset consolidation.



     Past                                                2000+ Beyond

Respond to Online                                    Redefine The Central
 Account Access                                           Asset Account
     Needs






Key                   RMA-1980s       PaineWebber            PaineWebber Online Services
Features                               EDGE 1997                    2000 + Beyond

Personalization       None                Mass               E-lerts
                                      Customization          FA/client control content & experience

Date Aggregation      None                None               Across accounts
                                                             Across institutions

Center of Client      Some                None               Bill payment across institutions
Cash Flow                                                    EFT
                                                             Bill Presentment

Decision Support      None               Limited             PW Research
                                                             Third Party Content
                                                             Financial Planning Tools
                                                             Reporting
                                                             Portfolio Management Tools




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

     PaineWebber Online Services
--------------------------------------------------------------------------------
PaineWebber's Online Services enhance the advisor/client relationship by focusing on the unique needs of core affluent investors.



[GRAPHICS OMITTED]

                                 PaineWebber


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